

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 12, 2010

Mr. Raúl Alonso Peláez Cano
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza García, Nuevo León
66220, México

> **Re:** **Gruma, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **Response Letter Dated February 9, 2010**
> **File No. 001-14852**

Dear Mr. Peláez Cano:

We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 2. Significant Accounting Polices, page F-10

L) Impairment of Long-Lived Assets, page F-15

1.   We have considered your response to prior comment number four and note there appears to be a difference between the methodology of computing and recognizing an impairment loss of long-lived assets under Mexican FRS and US GAAP. However, we note your belief that "the policy used by the Company under Mexican FRS for the recognition and measurement of an impairment loss for long-lived assets does not differ from the U.S. GAAP requirements, since the determination of the "recoverable value" used for Mexican FRS is not materially different from how fair value is determined pursuant to FAS No. 144." Based on

your response, please tell us whether you perform your impairment testing specifically in accordance with paragraph 7 of FAS 144 for your US GAAP reconciliation purposes or whether you use the methodology applicable under Mexican FRS. If true, please confirm to us that differences, if material, would be reported to comply with Item 17(c)(ii) and/or (iii) of Form 20-F or otherwise advise.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief